Please note that this letter is in draft form and does not reflect the Fund’s or Fund management’s final intent with respect to the filing discussed herein.

March 12, 2019

VIA EDGAR

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The 504 Fund

Consent Solicitation Statement on Schedule 14A

File Nos. 333-190432; 811-22875

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments received from you on March 11, 2019, regarding the Preliminary Consent Solicitation Statement on Schedule 14A (the “Consent Solicitation Statement”) filed by The 504 Fund (the “Fund”) on March 1, 2019. The Fund is filing its Definitive Consent Solicitation Statement on Schedule 14A with the revisions discussed herein in response to your comments.

Your comments on the Consent Solicitation Statement have been reproduced with responses following each comment. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Consent Solicitation Statement.

Questions & Answers

1.	Comment: In the answer to the question “How does the change in investment adviser affect the Fund’s investment objectives, strategies and policies?,” the disclosure indicates that the Board has approved a change in the Fund’s name from “The 504 Fund” to “Bluestone Community Development Fund” and is eliminating the Fund’s non-fundamental investment policy adopted in connection with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Inclusion of the phrase “community development” in the Fund’s name implicates the requirements of Rule 35d-1 and the disclosure should be revised accordingly.

Response: The Fund responds by supplementally confirming that in connection with the change in the Fund’s name from “The 504 Fund” to “Bluestone Community Development Fund” (to be effective on May 1, 2019), the Fund will maintain its current non-fundamental policy to invest at least 80% of its total assets in 504 First Lien Loans, which have the community development qualities that are eligible for favorable consideration under the Community Reinvestment Act of 1977, as amended. The disclosure in this “Questions and Answers” section, as well as the disclosure in the “Consent Solicitation – Proposal 1: Approval of the Permanent Agreement” section, has been revised to reflect that the Fund’s principal investment strategies will remain the same in connection with Bluestone’s management under the Permanent Agreement and all references to the elimination of the Fund’s non-fundamental investment policy will be removed.

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

March 12, 2019

2.	Comment: In the answer to the question “How does the change in investment adviser affect the officers of the Fund and the composition of the Board?,” add additional disclosure regarding the number of Board members following Mr. Calfo’s appointment and whether each Board member is an “interested person” of the Fund (as that term is defined in the 1940 Act). Confirm supplementally that Fund shareholder approval is not required to appoint Mr. Calfo as an additional Trustee of the Fund.

Response: The Fund responds by revising the disclosure as requested. The Fund also supplementally confirms that Fund shareholder approval is not required to appoint Mr. Calfo as an additional Trustee.

3.	Comment: In the answer to the question “Will the annual advisory fee rate be the same under the Permanent Agreement?,” add additional disclosure indicating that the Fund’s expense limitation cap will remain 1.75% of the Fund’s average annual net assets pursuant to an operating expense limitation agreement between the Fund and Bluestone and, as a result, the net expense ratio applicable to Fund shareholders will remain the same.

Response: The Fund responds by revising the disclosure as requested.

Consent Solicitation Statement – General

4.	Comment: If applicable, add disclosure relating to Fund’s audit committee and the Fund’s other standing committees as required by Item 22(b)(14) of Schedule 14A.

Response: The Fund responds by supplementally indicating that the Fund is not requesting action to be taken by Fund shareholders with respect to the election of trustees of the Fund and therefore disclosure relating to Item 22(b)(14) is not applicable.

5.	Comment: If applicable, add disclosure relating to the Fund’s audit committee as required by Item 22(b)(16) of Schedule 14A.

Response: The Fund responds by supplementally indicating that the Fund is not requesting action to be taken by Fund shareholders with respect to the election of trustees of the Fund and therefore disclosure relating to Item 22(b)(16) is not applicable.

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

March 12, 2019

Consent Solicitation Statement – Introduction

6.	Comment: The second paragraph of the introduction indicates the Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) has been amended and restated. Confirm supplementally that Fund shareholder approval was not required to amend and restate the Declaration of Trust.

Response: The Fund confirms supplementally that Fund shareholder approval was not required to amend and restate the Declaration of Trust. The Declaration of Trust was amended and restated effective March 1, 2015 to reflect the Fund’s name change to “The 504 Fund”. The Board subsequently approved a resolution to further amend and restate the Declaration of Trust effective May 1, 2019 to reflect the Fund’s name change to “Bluestone Community Development Fund.”

Consent Solicitation Statement – Background to Proposal

7.	Comment: If 504 Fund Advisors received any compensation under the terms of the Transfer Agreement, add disclosure to that effect.

Response: The Fund supplementally confirms that 504 Fund Advisors did not receive any compensation under the terms of the Transfer Agreement.

Consent Solicitation Statement – Proposal 1: Approval of the Permanent Agreement – Expense Limitation Agreement

8.	Comment: Add disclosure to this subsection to specifically state that the Fund’s expense limitation cap will remain 1.75% of the Fund’s average annual net assets pursuant to an operating expenses limitation agreement between the Fund and Bluestone and, as a result, the net expense ratio applicable to Fund shareholders will remain the same.

Response: The Fund responds by revising the disclosure as requested.

9.	Comment: Add a fee table to this subsection reflecting the Fund’s total annual expenses in connection with the Prior Agreement and the Permanent Agreement in side-by-side format.

Response: The Fund responds by adding a fee table as requested.

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

March 12, 2019

Consent Solicitation Statement – Proposal 1: Approval of the Permanent Agreement – Information About Bluestone

10.	Comment: Add disclosure in the first paragraph of this subsection to address whether Bluestone has any prior experience providing investment advisory services to a registered investment company and, if none, indicate as such and include related risk disclosure.

Response: The Fund supplementally confirms that Bluestone was recently organized and only provides advisory services to the Fund. The Fund will add disclosure to specifically indicate that Bluestone does not have any prior experience providing investment advisory services to a registered investment company and will include related risk disclosure.

Consent Solicitation Statement – Proposal 1: Approval of the Permanent Agreement – Financial Condition

11.	Comment: Add disclosure to address how the Fund determined that Bluestone was not subject to any financial condition that is reasonably likely to impair the financial ability of Bluestone to fulfill its commitment to the Fund under the Permanent Agreement.

Response: The Fund responds by revising the disclosure as requested.

Consent Solicitation Statement – Proposal 1: Approval of the Permanent Agreement – Board Approval and Recommendation

12.	Comment: The last sentence of the first paragraph indicates the Board also considered alternatives to approving the Interim and Permanent Agreements. If the Board considered other investment advisers, add disclosure to that effect.

Response: The Fund responds by revising the disclosure as requested.

13.	In the paragraph titled “Nature, Extent and Quality of Services to be Provided to the Fund,” add additional disclosure regarding the Board’s consideration of the resources and financial condition of Bluestone.

Response: The Fund responds by revising the disclosure as requested.

14.	Comment: In the paragraph titled “Nature, Extent and Quality of Services to be Provided to the Fund,” if any of the Fund’s portfolio managers have prior experience as a portfolio manager for a registered investment company, add disclosure to that effect.

Response: The Fund responds by revising the disclosure as requested.

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

March 12, 2019

15.	Comment: In the paragraph titled “Cost of Services Provided and Profits Realized by Bluestone,” add additional disclosure regarding the Board’s consideration of the profitability expected to be received by Bluestone from its relationship with the Fund.

Response: The Fund responds by revising the disclosure as requested.

16.	Comment: In the paragraph titled “Economies of Scale,” revise the first sentence to change the phrase “as assets grow in size” to “if assets grow in size,” revise the last sentence to remove the reference indicating that economies of scale may be temporary, and evaluate the sufficiency of the disclosure regarding the extent to which economies of scale may be realized as the Fund grows.

Response: The Fund responds by revising the disclosure as requested.

Consent Solicitation Statement – Other Information

17.	Comment: Confirm supplementally that the missing information in this section will be provided in the Definitive Consent Solicitation Statement.

Response: The Fund supplementally confirms that the missing information in this section will be provided in the Definitive Consent Solicitation Statement.

18.	Comment: Disclose whether Fund shareholders have dissenters’ rights of appraisal in connection with the proposal as required by Item 3 of Schedule 14A.

Response: The Fund responds that Fund shareholders do not have dissenters’ rights of appraisal in connection with the proposal and disclosure to that effect is included in paragraph titled “Required Vote.”

19.	Comment: If a third party will solicit consents on behalf of the Fund add disclosure to that effect and disclose any fees relating thereto.

Response: The Fund supplementally responds that no third party has been engaged to solicit consents on behalf of the Fund for a fee. The paragraph titled “Method and Cost of Consent Solicitation” includes disclosure indicating that consents may be solicited by certain officers or employees of the Fund, 504 Fund Advisors, Bluestone or UMB Services, Inc. (the Fund’s administrator and transfer agent), who will not be paid for these services.

*        *        *

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

March 12, 2019

If you have any questions regarding these responses, please contact the undersigned at 414-287-9338.

Very truly yours,

Godfrey & Kahn, S.C.

/s/ Christopher M. Cahlamer

Christopher M. Cahlamer